EXHIBIT 4.95

CONVERTIBLE REDEEMABLE PREFERRED STOCK AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS.  THE SECURITIES ARE SUBJECT TO RESTRICTIONS OF TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SUCH LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM.  THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FACE AMOUNT	$685,000
PREFERRED NUMBER	June 2007 101
ISSUANCE DATE	June 26, 2007
MATURITY DATE	June 26, 2012

FOR VALUE RECEIVED, Challenger Powerboats, Inc., a Nevada corporation (the “Company”), hereby promises to pay DUTCHESS PRIVATE EQUITIES FUND, LTD. (the “Holder”) by June 26, 2012 (the “Maturity Date”), the principal amount SIX HUNDRED AND EIGHTY-FIVE THOUSAND Dollars ($685,000) U.S., and to pay dividends and redemption on the principal amount hereof, and any accrued penalties, in such amounts, at such times and on such terms and conditions as are specified herein.

The Convertible Redeemable Preferred Stock set forth in this Agreement is subject to automatic conversion at the end of five (5) years from the date of issuance at which time the Preferred outstanding will be automatically converted based upon the formula set forth in Section 3.2 (c).

Article 1

Dividend

The Company shall pay ten percent (10%) annual dividend on the unpaid Face Amount of this Convertible Redeemable Preferred Stock (this “Preferred”) at such times and in such amounts as determined by the Holder.  The Holder shall have the right to request dividend payments on the Face Amount anytime after closing and each month thereafter.  The Holder shall submit to the Company a notice requesting a payment in the amount equal to the dividend accruing for that month on the balance of the Preferred.  The dividend shall be compounded daily.

Any monies paid to the Holder in excess of the dividend due when paid shall be credited toward the Redemption of the Face Amount of the Preferred.

Article 2

Method of Payment

Section 2.1

Cash Payments

If requested by the Holder, the Company will make amortizing payments to the Holder (a "Payment," or collectively, the "Payments") on a monthly basis on the first day of each business day of each month while there is an outstanding balance on the Preferred, in an amount to be determined by the Holder and the Company based on the Company’s then current financial position.  ("Payment Amount" or collectively, the "Payment Amounts").  In no event, shall the Payment be less than the dividend accruing on the outstanding balance of the Preferred.

Notwithstanding any provision to the contrary in this Preferred, the Company may pay in full to the Holder the Face Amount, or any balance remaining thereon, in readily available funds, at any time and from time to time without penalty.

Section 2.2

Conversion Payments

The Holder, at its sole option, shall be entitled to either i) request a Payment from the Company in the amounts set forth in Section 2.1, above; or, ii) the Holder may elect to convert a portion of the Preferred pursuant to Article 3, below, in an amount equal to or greater than the Payment Amount.   In the event the Holder is unable to convert that portion of the Preferred equal to the Payment Amount during a calendar month, the Company shall make a Payment in cash in an amount equal to the difference between the amount converted by the Holder and the Payment Amount due for that month.

Nothing contained in this Article 2 shall limit the amount the Holder can elect to convert during a calendar month except as defined in Section 3.2 (i), below.

All Payments made in under Article 2, shall be applied toward the Redemption Amount as outlined in Article 14, herein.

Section 2.3  No Penalty for Prepayment.

The Company may make additional payments toward Redemption (“Prepayment”) without any penalties.

Section 2.4 Accelerated Repayment in the Event of a Subsequent Financing by a Third Party.

If, at any time after Closing, the Company receives financing from a third party (excluding the Holder), the Company is required to pay to the Holder 100% of the proceeds raised from the third party in excess of an aggregate amount of $500,000 (the “Threshold Amount”).  The Threshold Amount shall also pertain to any assets sold, transferred or disposed of by the Company.  The Company agrees to pay one hundred percent (100%) of any proceeds raised by the Company over the Threshold Amount toward the accelerated repayment of the Preferred with Dividend until such time as the Face Amount of the Preferred has been paid in full.  The accelerated Repayment shall be made to the Holder upon the Company’s receipt of the financing. Failure to do so will result in an Event of Default as set forth herein.

Article 3

Conversion

Section 3.1

Conversion Privilege

(a)

The Holder of this Preferred shall have the right to convert any and all amounts owing under this Preferred into shares of Common Stock at any time following the Closing Date and which is before the close of business on the Maturity Date, except as set forth in Section 3.2(c) below.  The number of shares of Common Stock issuable upon the conversion of this Preferred is determined pursuant to Section 3.2 and rounding the result to the nearest whole share.

(b)

This Preferred may not be converted, whether in whole or in part, except in accordance with this Article 3 and at such time as the convertible preferred is duly authorized to issue.

(c)

In the event all or any portion of this Preferred remains outstanding on the Maturity Date, the unconverted portion of such Preferred will automatically be converted into shares of Common Stock on such date in the manner set forth in Section 3.2.

Section 3.2

Conversion Procedure

(a)

Conversion Procedures. The unpaid Face Amount of and accrued dividend on  this Preferred may be converted, in whole or in part, at any time following the Closing Date.  Such conversion shall be effectuated by the Holder sending to the Company a facsimile or electronic mail version of the signed Notice of Conversion which evidences the Holder’s intention to convert the Preferred indicated.  The date on which the Notice of Conversion is delivered (“Conversion Date”) shall be deemed to be the date on which the Holder has delivered to the Company a facsimile or electronic mail of the signed Notice of Conversion.  Notwithstanding the above, any

Notice of Conversion received by 5:00 P.M. EST, shall be deemed to have been received the previous business day, with receipt being via a confirmation of time of facsimile of the Holder.

(b)

Common Stock to be Issued.

Upon the Holder's conversion of any Preferred, the Company shall issue the number of shares of Common Stock equal to the Conversion.  If, at the time of conversion, the Registration Statement has been declared effective, the Company shall instruct its transfer agent to issue stock certificates without restrictive legend (other than a legend referring to the registration statement and prospectus delivery requires) or stop transfer instructions.  If at the time of Holder's conversion, the Registration Statement has not been declared effective, the Company shall instruct the transfer agent to issue the certificates with an appropriate legend.  The Company shall act as Registrar and shall maintain an appropriate ledger containing the necessary information with respect to each Preferred. The Company warrants that no instructions, other than these instructions, have been given or will be given to the transfer agent and that the Common Stock shall otherwise be freely resold, except as may be otherwise set forth herein.

(c)

Conversion Price.  Holder is entitled to convert the unpaid Face Amount of this Preferred, plus accrued dividend, any time following a Closing Date, at the lesser of (i) 75% of the lowest closing bid price of the Common Stock for the fifteen trading day period prior to a Conversion; or, (ii) at three cents ($.03).  The lower of (i) or (ii) being referred to as a "Conversion Price".  No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded up, as the case may be, to the nearest whole share.  The Holder shall retain all rights of conversions during any partial trading days.

(d)

Maximum Interest.  Nothing contained in this Preferred shall be deemed to establish or require the Company to pay interest to the Holder at a rate in excess of the maximum rate permitted by governing law.  In the event that the rate of interest required to be paid exceeds the maximum rate permitted by governing law, the rate of interest required to be paid thereunder shall be automatically reduced to the maximum rate permitted under the governing law and such excess, if so ordered, shall be credited on any remaining balances due to the Holder with reasonable promptness by the Holder to the Company.  In the event this Section 3.2 (d) applies, the Parties agree that the terms of this Preferred remain in full force and effect except as is necessary to make the interest rate comply with applicable law.

(e)

Opinion Letter.  It shall be the Company’s responsibility to take all necessary actions and to bear all such costs to issue the Common Stock as provided herein, including the responsibility and cost for delivery of an opinion letter to the transfer agent, if so required.  The person or entity in whose name the certificate of Common Stock is to be registered shall be treated as a shareholder of record on and after the conversion date. Upon surrender of any Preferred that are to be converted in part, the Company shall issue to the Holder a new Preferred equal to the unconverted amount, if so requested in writing by Holder.

(f)

Delivery of Shares.  Within three (3) business days after receipt of the documentation referred to above in Section 3.2(a), the Company shall deliver a certificate, in accordance with Section 3.2(c) for the number of shares of Common Stock issuable upon the conversion.  In the event the Company does not make delivery of the Common Stock, as instructed by Holder, within three (3) business days after the Conversion Date, the Company shall pay to Holder in cash, as liquidated damages, an additional three percent (3%) per day of the dollar value of the Preferred being converted.

If the failure of the Company to issue the Common Stock pursuant to this Section 3.2 (f) is due to the unavailability of authorized shares of Common Stock, the provisions of this Section 3.2 (f) shall not apply, but instead the provisions of Section 3.2 (k) shall apply.

    The Company shall make any payments required under this Section 3.2(f) in immediately available funds within three (3) business days from the date the Common Stock is fully delivered.  Nothing herein shall limit the Holder’s right to pursue actual damages or cancel the conversion for the Company’s failure to issue and deliver Common Stock to the Holder within three (3) business days after the Conversion Date.

The Company shall at all times reserve (or make alternative written arrangements for reservation or contribution of shares) and have available all Common Stock necessary to meet conversion of the Preferred by Holder of the entire amount of Preferred then outstanding. If, at any time, the Holder submits a Notice of Conversion and the Company does not have sufficient authorized but unissued shares of Common Stock (or alternative shares of Common Stock as may be contributed by Stockholders) available to effect, in full, a conversion of the Preferred (a “Conversion Default”, the date of such default being referred to herein as the “Conversion Default Date”), the Company shall issue to the Holder all of the shares of Common Stock which are available.  Any Convertible Preferred or any portion thereof, which cannot be converted due to the Company's lack of sufficient authorized common stock (the “Unconverted Preferred”), may be deemed null and void upon written notice sent by the Holder to the Company.  The Company shall provide notice of such Conversion Default (“Notice of Conversion Default”) to the Holder, by facsimile, within one (1) business days of such default.

In the event of Conversion Default, the Company will pay to the Holder the amount of (N/365) x (.24) x the initial issuance price of the outstanding and/or tendered but not converted Preferred held by each Holder where N = the number of days from the Conversion Default Date to the date that the Company authorizes a sufficient number of shares of Common Stock to effect conversion of all remaining Preferred (the "Authorization Date").  The Company shall send notice to Holder of outstanding Preferred that additional shares of Common Stock have been authorized; stating the Authorization Date and the amount of Holder’s accrued Conversion Default Payments (“Authorization Notice”).  The accrued Conversion Default shall be paid in cash or shall be convertible into Common Stock at the Conversion Rate, upon written notice sent by the Holder to the Company, as follows:   (i) in the event the Holder elects to take such payment in cash, cash payment shall be made to the Holder  within five (5) business days, or (ii) in the event Holder elects to take such payment in stock, the Holder may convert at  the conversion rate set forth in the first sentence of this paragraph within five (5) business days until the expiration of the conversion period.

The Company acknowledges that its failure to maintain a sufficient number of authorized but unissued shares of Common Stock to effect in full a conversion of the Preferred will cause the Holder to suffer irreparable harm, and that damages will be difficult to ascertain.  Accordingly, the parties agree that it is appropriate to include in this Agreement a provision for liquidated damages.  The parties acknowledge and agree that the liquidated damages provision set forth in this section represents the parties’ good faith effort to quantify such damages and, as such, agree that the form and amount of such liquidated damages are reasonable and will not constitute a penalty.  The payment of liquidated damages shall not relieve the Company from its obligations to deliver the Common Stock pursuant to the terms of this Preferred.  Nothing herein shall limit the Holder’s right to pursue actual damages for the Company’s failure to maintain a sufficient number of authorized shares of Common Stock.

If, by the third (3rd) business day after the Conversion Date, any portion of the shares of the Convertible Preferred have not been delivered to the Holder and the Holder purchases, in an open market transaction or otherwise, shares of Common Stock (the "Covering Shares") necessary to make delivery of shares which would have been delivered if the full amount of the shares to be converted and delivered to the Holder, then the Company shall pay to the Holder, in addition to any other amounts due to Holder pursuant to this Convertible Preferred, and not in lieu thereof, the Buy-In Adjustment Amount (as defined below).  The "Buy In Adjustment Amount" is the amount equal to the excess, if any, of (x) the Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (y) the net proceeds (after brokerage commissions, if any) received by the Holder from the sale of the Sold Shares.  The Company shall pay the Buy-In Adjustment Amount to the Holder in immediately available funds within five (5) business days of written demand by the Holder.  By way of illustration and not in limitation of the foregoing, if the Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which the Company will be required to pay to the Holder will be $1,000.

(g)

Prospectus and Other Documents. The Company shall furnish to Holder such number of prospectuses and other documents incidental to the registration of the shares of Common Stock underlying the Preferred, including any amendment of or supplements thereto.  Any filings submitted via EDGAR will constitute fulfillment of the Company's obligation under this Section.

(h)

Limitation on Issuance of Shares. If the Company’s Common Stock becomes listed on the Nasdaq SmallCap Market after the issuance of the Preferred, the Company may be limited in the number of shares of Common Stock it may issue by virtue of (A) the number of authorized shares or (B) the applicable rules and regulations of the principal securities market on which the Common Stock is listed or traded, including, but not necessarily limited to, NASDAQ Rule 4310(c)(25)(H)(i) or Rule 4460(i)(1), as may be applicable (collectively, the “Cap Regulations”).  Without limiting the other provisions thereof; (i) the Company will take all steps reasonably necessary to be in a position to issue shares of Common Stock on conversion of the Preferred without violating the Cap Regulations and (ii) if, despite taking such steps, the Company still cannot issue such shares of Common Stock without violating the Cap Regulations, the Holder cannot convert as result of the Cap Regulations (each such Preferred, an “Unconverted Preferred”) shall have the right to elect either of the following remedies:

(x)  if permitted by the Cap Regulations, require the Company to issue shares of Common Stock in accordance with the Holder's Notice of Conversion at a conversion purchase price equal to the average of the closing bid price per share of Common Stock for any five (5) consecutive Trading Days (subject to certain equitable adjustments for certain events occurring during such period) during the sixty (60) Trading Days immediately preceding the Conversion Date; or

(y)  require the Company to redeem each Unconverted Preferred for an amount (the “Redemption Amount”), payable in cash, equal to the sum of (i) one hundred thirty-three percent (133%) of the principal of an Unconverted Preferred, plus (ii) any accrued but unpaid dividend thereon through and including the date on which the Redemption Amount is paid to the holder (the “Redemption Date”).

The Holder of an Unconverted Preferred may elect one of the above remedies with respect to a portion of such Unconverted Preferred and the other remedy with respect to other portions of the Unconverted Preferred.  The Preferred shall contain provisions substantially consistent with the above terms, with such additional provisions as may be consented to by the Holder.  The provisions of this section are not intended to limit the scope of the provisions otherwise included in the Preferred.

(i)

Limitation on Amount of Conversion and Ownership. Notwithstanding anything to the contrary in this Preferred, in no event shall the Holder be entitled to convert that amount of Preferred, and in no event shall the Company permit that amount of conversion, into that number of shares, which when added to the sum of the number of shares of Common Stock beneficially owned, (as such term is defined under Section 13(d) and Rule 13d-3 of the Securities Exchange Act of 1934, as may be amended, (the “1934 Act”)), by the Holder, would exceed 4.99% of the number of shares of Common Stock outstanding on the Conversion Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act. In the event that the number of shares of Common Stock outstanding as determined in accordance with Section 13(d) of the 1934 Act is different on any Conversion Date than it was on the Closing Date, then the number of shares of Common Stock outstanding on such Conversion Date shall govern for purposes of determining whether the Holder would be acquiring beneficial ownership of more than 4.99% of the number of shares of Common Stock outstanding on such Conversion Date.

(j)

Legend. The Holder acknowledges that each certificate representing the Preferred, and the Common Stock unless registered pursuant to the Registration Rights Agreement, shall be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (ii) TO THE EXTENT APPLICABLE, PURSUANT TO RULE 144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (iii) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SUCH ACT.

(k) Prior to conversion of the Preferred, if at any time the conversion of all the Preferred and exercise of all the Warrants outstanding would result in an insufficient number of authorized shares of Common Stock being available to cover all the conversions, then in such event, the Company will move to call and hold a shareholder’s meeting or have shareholder action with written consent of the proper number of shareholders within thirty (30) days of such event, or such greater period of time if statutorily required or reasonably necessary as regards standard brokerage house and/or SEC requirements and/or procedures, for the purpose of authorizing additional shares of Common Stock to facilitate the conversions.   In such an event management of the Company shall recommend to all shareholders to vote their shares in favor of increasing the authorized number of shares of Common Stock. Management of the Company shall vote all of its shares of Common Stock in favor of increasing the number of shares of authorized Common Stock to an amount equal to three hundred percent (300%) of the balance on the Preferred.  The Company represents and warrants that under no circumstances will it deny or prevent the Holder’s right to convert the Preferred as permitted under the terms of this Subscription Agreement or the Registration Rights Agreement.  Nothing in this Section shall limit the obligation of the Company to make the payments set forth in this Section 3.  The Holder, at his option, may request the company to authorize and issue additional shares if the Holder feels it is necessary for conversions in the future. In the event the Company’s shareholder’s meeting does not result in the necessary authorization, the Company shall redeem the outstanding Preferred for an amount equal to the sum of the principal of the outstanding Preferred plus accrued dividend thereon multiplied by 133%.

Section 3.3

Fractional Shares.  The Company shall not issue fractional shares of Common Stock, or scrip representing fractions of such shares, upon the conversion of this Preferred.  Instead, the Company shall round up or down, as the case may be, to the nearest whole share.

Section 3.4

Taxes on Conversion.  The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock upon the conversion of this Preferred.  However, the Holder shall pay any such tax which is due because the shares are issued in a name other than its name.

Section 3.5

Company to Reserve Stock.  The Company shall reserve the number of shares of Common Stock required pursuant to and upon the terms set forth in the Subscription Agreement to permit the conversion of this Preferred.  All shares of Common Stock which may be issued upon the conversion hereof shall upon issuance by the Company be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

Section 3.6

Restrictions on Sale.  This Preferred has not been registered under the Securities Act of 1933, as amended (the “Act”) and is being issued under Section 4(2) of the Act and Rule 506 of Regulation D promulgated under the Act.  This Preferred and the Common Stock issuable upon the conversion thereof may only be sold pursuant to registration under or an exemption from the Act.

Section 3.7

Stock Splits, Combinations and Dividends.  If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock in shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case, by the ratio of the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

Article 4

Mergers

The Company shall not consolidate or merge into, or transfer any or all of its assets to, any person, unless such person assumes in writing the obligations of the Company under this Preferred and immediately after such transaction no Event of Default exists.  Any reference herein to the Company shall refer to such surviving or transferee corporation and the obligations of the Company shall terminate only upon such written assumption of the Company's obligation.  The Company shall make notice to the Holder simultaneously with the dissemination of a Merger to the public markets.

Article 5

Reserved

Article 6

Defaults and Remedies

Section 6.1

Events of Default.  An “Event of Default” occurs if any one of the following occur:

(a) the Company does not make the Payment of the principal, dividend or other sum due under this Preferred by the Holder's conversion into Common Stock, within five (5) business days of the Maturity Date, upon redemption, Conversion Date or otherwise described herein; or,

(b) the Company does not make a Payment in cash for a period of three (3) business days when due as described in this Agreement; or,

(c) any of the Company’s representations or warranties contained in the Transaction Documents or this Preferred were false when made or the Company fails to comply with any of its other agreements and such failure continues for a period of five (5) business days; or,

(d) the Company pursuant to or within the meaning of any Bankruptcy Law: (i) commences a voluntary case; (ii) consents to the entry of an order for relief against it in an involuntary case; (iii) consents to the appointment of a Custodian (as hereinafter defined) of it or for all or substantially all of its property or (iv) makes a general assignment for the benefit of its creditors or (v) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:  (A) is for relief against the Company in an involuntary case; (B) appoints a Custodian of the Company or for all or substantially all of its property or (C) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for sixty (60) calendar days; or,

(e) the Company’s Common Stock is suspended or no longer listed on any recognized exchange including electronic over-the-counter bulletin board ("Principal Market") for in excess of three (3) consecutive Trading Days.  Failure to comply with the requirements for continued listing on a Principal Market for a period of five (5) trading days; or notification from a Principal Market that the Company is not in compliance with the conditions for such continued listing on such Principal Market; or,

(f) the Company breaches any covenant or condition of the Agreement, and such breach, if subject to cure, continues for a period of five (5) business days; or,

Section 6.2

Remedies.  In the Event of Default, the Holder may also elect to garnish Revenue from the Company in an amount that will repay the Holder on the schedules outlined in this Agreement.

In the Event of Default, as outlined in this Agreement, the Holder can exercise its right to increase the Face Amount of the Preferred by ten percent (10%) as an initial penalty, and for each subsequent Event of Default under this Agreement.  In addition, the Holder may elect to increase the Face Amount by two and one-half percent (2.5%) per month (pro-rata for partial periods) paid as a penalty for liquated damages ("Liquidated Damages").  The Liquated Damages will be compounded daily.  It is the intention and acknowledgement of both parties that the Liquidated Damages not be deemed as dividend under the terms of this Agreement.

The Company agrees that the date of consideration for the Preferred shall remain the Issuance Date stated herein.  The Company shall provide an opinion letter from counsel within two (2) business days of written request by the Holder stating that the date of consideration for the Preferred is the Issuance Date and submission of proper Rule 144, promulgated under the Securities Act of 1933, support documentation consisting of Form 144, a broker's representation letter and a seller's representation letter.  In the event the Company does not deliver the opinion letter within two business days, the Default Conversion Price shall immediately decrease by two percent (2%) for each business day an opinion letter fails to be delivered.  In the event that counsel to the Company fails or refuses to render an opinion as required to issue the Shares in accordance with this paragraph (either with or without restrictive legends, as applicable), then the Company irrevocably and expressly authorizes counsel to the Holder to render such opinion and shall authorize the Transfer Agent to accept and  to rely on such opinion for the purposes of issuing the Shares.  Any costs incurred by Holder for such opinion letter shall be added to the Face Amount of the Preferred.

Section 6.3

            Acceleration.  If an Event of Default occurs, the Holder hereof by notice to the Company may declare the remaining principal amount of this Preferred, together with all accrued dividend and any liquidated damages, to be due and payable.

Section 6.4

            Seniority. No indebtedness of the Company is senior to this Preferred in right of payment, whether with respect to dividend, damages or upon liquidation or dissolution or otherwise.  And, the Company warrants that it has taken all necessary steps to subordinate its other obligations to the rights of the Holder hereunder.

Section 6.5

Cost of Collections. If an Event of Default occurs, the Company shall pay the Holder hereof reasonable costs of collection, including reasonable attorney's fees.

Article 7

Registered Preferred

Section 7.1

            Record Ownership.  The Company, or its attorney, shall maintain a register of the Holder of the Preferred (the “Register”) showing their names and addresses and the serial numbers and principal amounts of Preferred issued to them.  The Register may be maintained in electronic, magnetic or other computerized form.  The Company may treat the person named as the Holder of this Preferred in the Register as the sole owner of this Preferred.   The Holder of this Preferred is the person exclusively entitled to receive payments of dividend on this Preferred, receive notifications with respect to this Preferred, convert it into Common Stock and otherwise exercise all of the rights and powers as the absolute owner hereof.

Worn or Lost Preferred.  If this Preferred becomes worn, defaced or mutilated but is still substantially intact and recognizable, the Company or its agent may issue a new Preferred in lieu hereof upon its surrender.   Where the Holder of this Preferred claims that the Preferred has been lost, destroyed or wrongfully taken, the Company shall issue a new Preferred in place of the Preferred if the Holder so requests by written notice to the Company.

Article 8

Notice.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Preferred must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided a confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

Laurie Phillips

Challenger Powerboats, Inc.

300 Westlink Dr

Washington, MO 36090

Telephone: (636) 390-9000

Facsimile:  (636) 390-2556

If to the Investor:

Douglas Leighton

Dutchess Capital Management

50 Commonwealth Ave, Suite 2

Boston, MA 02116

Telephone: 617-301-4700

Facsimile: 617-249-0947

Each party shall provide five (5) business days prior notice to the other party of any change in address, phone number or facsimile number.

Article 9

Time

Where this Preferred authorizes or requires the payment of money or the performance of a condition or obligation on a Saturday or Sunday or a holiday on which the United States Stock Markets (“US Markets”) are closed (“Holiday”), such payment shall be made or condition or obligation performed on the last business day preceding such Saturday, Sunday or Holiday.  A “business day” shall mean a day on which the US Markets are open for a full day or half day of trading.

Article 10

No Assignment

This Preferred and the obligation hereunder shall not be assignable by the Company or the Holder.

Article 11

Rules of Construction.

In this Preferred, unless the context otherwise requires, words in the singular number include the plural, and in the plural include the singular, and words of the masculine gender include the feminine and the neuter, and when the sense so indicates, words of the neuter gender may refer to any gender.  The numbers and titles of sections contained in the Preferred are inserted for convenience of reference only, and they neither form a part of this Preferred nor are they to be used in the construction or interpretation hereof.  Wherever, in this Preferred, a determination of the Company is required or allowed, such determination shall be made by a majority of the Board of Directors of the Company and if it is made in good faith, it shall be conclusive and binding upon the Company and the Holder of this Preferred.

Article 12

Governing Law

The validity, terms, performance and enforcement of this Preferred shall be governed and construed by the provisions hereof and in accordance with the laws of the Commonwealth of Massachusetts applicable to agreements that are negotiated, executed, delivered and performed solely in the Commonwealth of Massachusetts.

Article 13

Disputes Under Agreement

All disputes arising under this agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts, without regard to principles of conflict of laws.  The parties to this agreement will submit all disputes arising under this agreement to arbitration in Boston, Massachusetts before a single arbitrator of the American Arbitration Association (“AAA”).  The arbitrator shall be selected by application of the rules of the AAA, or by mutual agreement of the parties, except that such arbitrator shall be an attorney admitted to practice law in the Commonwealth of Massachusetts.  No party to this agreement will challenge the jurisdiction or venue provisions as provided in this section.   Nothing in this section shall limit the Holder's right to obtain an injunction for a breach of this Agreement from a court of law.

Article 14

Redemption

The Holder shall have the  right to be redeemed from the Preferred, in whole or in part, at a price equal to one hundred and twenty percent (120%) of the outstanding principal amount of the Preferred, including accrued dividend (and penalties if applicable). Any Payments, as defined in Article 2 above, shall apply to the Redemption Amount.

Article 15

Use of Proceeds

For general corporate purposes and working capital.

Article 16

Reserved

Article 17

Waiver

The Holder's delay or failure at any time or times hereafter to require strict performance by the Company of any undertakings, agreements or covenants shall not waive, affect, or diminish any right of the Holder under this Agreement to demand strict compliance and performance herewith. Any waiver by the Holder of any Event of Default shall not waive or affect any other Event of Default, whether such Event of Default is prior or subsequent thereto and whether of the same or a different type. None of the undertakings, agreements and covenants of the Company contained in this Agreement, and no Event of Default, shall be deemed to have been waived by the Holder, nor may this Agreement be amended, changed or modified, unless such waiver, amendment, change or modification is evidenced by an instrument in writing specifying such waiver, amendment, change or modification and signed by the Holder.

Article 18

Integration

This Preferred is the FINAL AGREEMENT between the Company and the Holder with respect to the terms and conditions set forth herein, and, the terms of this Preferred may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties.  The execution and delivery of this Preferred shall not alter the prior written agreements between the Company and the Holder.

Article 19

Failure to Meet Obligations

      The Company acknowledges that its failure to timely meet any of its obligations hereunder, including, but without limitations, its obligations to make Payments, deliver shares and, as necessary, to register and maintain sufficient number of Shares, will cause the Holder to suffer irreparable harm and, that the actual damage to the Holder will be difficult to ascertain.  Accordingly, the parties agree that it is appropriate to include in this Preferred a provision for liquidated damages.  The parties acknowledge and agree that the liquidated damages provision set forth in this section represents the parties’ good faith effort to quantify such damages and, as such, agree that the form and amount of such liquidated damages are reasonable and do not constitute a penalty.  The payment of liquidated damages shall not relieve the Company from its obligations to deliver the Common Stock pursuant to the terms of this Preferred.

Article 20

Registration

The Company shall file a registration statement with the SEC, within 45 days following a written request by the Holder (“Filing Date”), covering the Preferred. The number of shares of Stock registered shall be equivalent to the sum of: 1) the Face Amount divided by the Conversion Price. The Company agrees that if such registration statement has not been submitted to the SEC by the Filing Date, the Conversion Price will initially drop ten percent (10%) and an additional ten percent (10%) for every fifteen (15) day period thereafter the Company fails to file the Registration Statement.  The Company also agrees that if the Filing Date exceeds 45 days or the date the registration statement is declared effective (the "Effective Date") exceeds 90 days from the Filing Date (“Penalty Date” collectively the "Penalty Dates"), a penalty of two percent (2%) per month, of the Face Amount of the Preferred, shall accrue for each month the Filing Date and/or the Effective Date exceeds the Penalty Date, pro-rated for partial periods. The Company agrees not to include any other registration to this statement without the Investor’s consent.

Article 21

Incentive Shares

As an inducement for this investment the Company shall issue to the Holder six-hundred and eighty-five thousand (685,000) shares.

Article 22

Miscellaneous

Section 22.1

This Preferred may be executed in two (2) or more counterparts, all of which taken together shall constitute one instrument.  Execution and delivery of this Preferred by exchange of facsimile copies bearing the facsimile signature of a Party shall constitute a valid and binding execution and delivery of this Preferred by such Party.  Such facsimile copies shall constitute enforceable original documents.

Section 22.2

The Company warrants that the execution, delivery and performance of this Preferred by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Articles of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the Bylaws, (ii) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree, including United States federal and state securities laws and regulations and the rules and regulations of the principal securities exchange or trading market on which the Common Stock is traded or listed (the “Principal Market”), applicable to the Company or any of its Subsidiaries (which for purposes of this Preferred means any entity in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.  Neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Articles of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the Bylaws or their organizational charter or Bylaws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have a Material Adverse Effect (as defined below).  The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect.  The Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration (except the filing of a registration statement)  with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, this Preferred in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof.  The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.  The Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and is not aware of any facts which would lead to delisting of the Common Stock by the Principal Market.

Section 22.3

The Company and its Subsidiaries are corporations duly organized and validly existing in good standing under the laws of the respective jurisdictions of their incorporation, and have the requisite corporate power and authorization to own their properties and to carry on their business as now being conducted.  Both the Company and its Subsidiaries are duly qualified to do business and are in good standing in every jurisdiction in which their ownership of property or the nature of the business conducted by them makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.  As used in this Preferred, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Preferred.

Section 22.4

Authorization; Enforcement; Compliance with Other Instruments.  (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Preferred, and to issue this Preferred and Incentive Shares in accordance with the terms hereof and thereof; (ii) the execution and delivery of this Preferred by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Incentive Shares pursuant to this Preferred, have been duly and validly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders; (iii) this Preferred has been duly and validly executed and delivered by the Company; and (iv) this Preferred constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

Section 22.5

The execution and delivery of this Preferred shall not alter the prior written agreements between the Company and the Holder.  This Preferred is the final agreement between the Company and the Holder with respect to the terms and conditions set forth herein, and, the terms of this Preferred may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties.

Section 22.6

There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants, auditors and lawyers formerly or presently used by the Company, including but not limited to disputes or conflicts over payment owed to such accountants, auditors or lawyers.

Section 22.7

All representations made by or relating to the Company of a historical nature and all undertakings described herein shall relate and refer to the Company, its predecessors, and the Subsidiaries.

Section 22.8

The only officer, director, employee and consultant stock option or stock incentive plan currently in effect or contemplated by the Company has been submitted to the Holder or is described or within past filings with the SEC.  The Company agrees not to initiate or institute any new stock option or stock incentive plan without the prior written consent of the Holder.

Section 22.9

The Company acknowledges that its failure to timely meet any of its obligations hereunder, including, but without limitation, its obligations to make Payments, deliver shares and, as necessary, to register and maintain sufficient number of Shares, will cause the Holder to suffer irreparable harm and that the actual damage to the Holder will be difficult to ascertain.  Accordingly, the parties agree that it is appropriate to include in this Preferred a provision for liquidated damages.  The parties acknowledge and agree that the liquidated damages provision set forth in this section represents the parties’ good faith effort to quantify such damages and, as such, agree that the form and amount of such liquidated damages are reasonable and do not constitute a penalty.  The payment of liquidated damages shall not relieve the Company from its obligations to deliver the Common Stock pursuant to the terms of this Preferred.

Section 22.10

In the event that any rules, regulations, oral or written interpretations or Comments from the SEC, NASD, NYSE, NASDAQ or other governing or regulatory body, prohibit or hinder any operation of this Agreement or the Equity Line, the Parties hereby agree that those specific terms and conditions shall be negotiated in good faith on similar terms within five (5) business days, and shall not alter, diminish or affect any other rights, duties, obligations or covenants in this Preferred and that all terms and conditions will remain in full force and effect except as is necessary to make those specific terms and conditions comply with applicable rule, regulation, interpretation or Comment.  Failure for the Company to agree to on such new terms as necessary to achieve the intent of the original documents, shall constitute an Event of Default and the Holder may therefore elect to take actions as outlined in Article 4 hereof.

Section 22.11

The Company hereby represent and warrants to the Holder that: (i) it is voluntarily issuing this Preferred of its own freewill, (ii) it is not issuing this Preferred under economic duress, (iii) the terms of this Preferred are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Preferred, advise the Company with respect to this Preferred, and represent the Company in connection with its issuance of this Preferred.

Section 22.12

The Company shall, within sixty (60) days of Closing, have a duly authorized Preferred class of share readily issuable under the state laws of Nevada and the SEC.  In the event the Preferred is not issued within the time frame specified herein, the Holder may elect to convert the Preferred to a Debenture under the same terms and conditions as the Preferred.

*.*.*

IN WITNESS WHEREOF, the Company has duly executed this Preferred as of the date first written above and duly authorized to sign on behalf of:

CHALLENGER POWERBOATS, INC.

By:	/s/ Laurie Phillips
Name:	Laurie Phillips
Title:	Chief Executive Officer

DUTCHESS PRIVATE EQUITIES FUND, LTD.

By:	/s/Douglas H. Leighton
Name:	Douglas H. Leighton
Title:	Director

Exhibit A

NOTICE OF CONVERSION

(To be Executed by the Registered Owner in order to Convert Preferred)

TO Challenger Powerboats, Inc., Inc.

The undersigned hereby irrevocably elects, as of ________________, to convert $________________ of its convertible Preferred (the “Preferred”) into Common Stock of  Challenger Powerboats, Inc., (the “Company”) according to the conditions set forth in the Preferred issued by the Company.

Date of Conversion
Applicable Conversion Price
Number of Common Shares upon this Conversion
Name(Print)
Dutchess Private Equities Fund, Ltd
Address	50 Commonwealth Ave, Boston, MA 02116
Phone	617-301-4700	Fax 617-249-0947

By:	/s/ Douglas Leighton
Douglas Leighton